January 30, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jennifer Hardy, Branch Chief
John Cash, Accounting Branch Chief
Matthew Franker, Staff Attorney
Tricia Armelin, Staff Accountant

Re:	BioSolar, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 29, 2006 (File No. 333-138910)

Dear Ms. Hardy:

On behalf of BioSolar, Inc. (“BioSolar” or the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of January 17, 2007.

Cover

1.	Please revise the cover to delete the disclosure that that selling shareholders may sell their shares at $.10 per share and state that selling shareholders will sell their shares at $.10 per share.

Response:

We have revised the prospectus cover page to delete the disclosure that that selling shareholders may sell their shares at $.10 per share to state that selling shareholders will sell their shares at $.10 per share.

We may be unable to manage our growth or implement our expansion strategy, page 9

2.
We note your response to comment 5 of our letter dated December 19, 2006. Please revise your disclosure under this risk factor heading to clearly indicate that you are a development stage company and remove the implication that you have current product and service offerings.

Response:

We have revised the subject risk factor on page 9 of the prospectus to clearly indicate that the Company is a development stage company and to remove the implication that the Company has current product and service offerings.

Plan of Operation and Financing Needs, page 15

3.
We note your response to comment 12 of our letter dated December 19, 2006. Please revise to disclose the nature of your professional fees that were paid (during the three months ended September 30, 2006).

Response:

We have revised page 15 of the prospectus under the heading “Plan of Operation and Financing Needs” to disclose the nature of the Company's professional fees that were paid during the three months ended September 30, 2006.

4.	We note your response to comment 18 of our letter dated December 19, 2006. Please update this information, as necessary, prior to effectiveness of the registration statement.

Response:

The Company hereby confirms that it is still awaiting the US Patent and Trademark Office to complete their review of the Company’s patent application which is disclosed on page 17 of the prospectus. In addition, the Company notes that it will be required to update this information, if necessary, prior to the effectiveness of the registration statement.

Executive Compensation, page 20

5.	Please update the table with final numbers.

Response:

We have updated the summary compensation table to include the final cash and other compensation paid by the Company to its Chief Executive Officer from inception (April 24, 2006) to December 31, 2006. In addition, we have revised the Executive Compensation section so that such disclosure in compliance with Securities Act Release No. 33-8732A.

Selling Stockholders, page 24

6.
As you are registering a fixed number of shares, please revise the column titled “Shares of Common Stock Included in Prospectus” to indicate that the numbers appearing in the column represent the maximum number of shares to be sold under this registration statement. Please also revise the column titled “Percentage of Common Stock Owned Before Offering” to reflect the percentage owned by each listed shareholder prior to the commencement of the offering.

Response:

We have revised the column in the selling stockholders table entitled “Shares of Common Stock Included in Prospectus” to indicate that the numbers appearing in the column represent the maximum number of shares to be sold under this registration statement. In addition, we have revised the column entitled “Percentage of Common Stock Owned Before Offering” to reflect the percentage owned by each listed shareholder prior to the commencement of the offering.

7.
We note your response to comment 21 of our letter dated December 19, 2006. Please revise your table to include the stockholders named in note 1 within the same location. In addition, please revise to indicate the transaction(s) in which these stockholders acquired their shares.

Response:

We have revised the selling stockholder table to include the stockholders named in note 1 within the same location. In addition, we have revised to indicate the transactions in which the stockholders acquired their shares.

Closing Comment

8.	Please provide the representations requested on page 7 of our letter dated December 19, 2006, in the form requested.

Response:

We will provide the representations requested on page 7 of the Commission’s letter dated December 19, 2006 upon requesting acceleration of effectiveness at such time as the Company has cleared all of the remaining comments of the Commission.

Very Truly Yours,
/s/ Eric A. Pinero
Eric A. Pinero